EXHIBIT 2

Clinton Group, Inc.

9 West 57th Street, 26th Floor

New York, New York 10019

January 30, 2013

Mr. James P. Hynes

Chairman

Neutral Tandem, Inc.

d/b/a Inteliquent

550 West Adams Street

Suite 900

Chicago, IL 60661

           RE:       Track Record of Value Destruction and the Way Forward

Dear Mr. Hynes:

I write on behalf of Clinton Group, Inc., the investment manager to several partnerships that collectively own more than 1.6 million shares of Neutral Tandem (the “Company”) stock, to express grave concern about the manner in which the Board and management team have conducted themselves and the tremendous destruction of shareholder value that has resulted.

Since the Company’s late 2007 IPO at $14 per share, shareholders have lost more than $250 million and the stock is down more than 80%. We think it is time for the incumbent board to step aside to allow shareholders to elect a new Board that is tasked with creating value for public shareholders – something the existing Board has abjectly failed to accomplish. We are convinced the Company is worth substantially more than the current stock price; as we describe below, we believe the Company is worth at least $4.75 per share. We are equally convinced that the current Board, and especially its long-serving members, is an impediment to achieving that valuation.

Neutral Tandem had every opportunity to be a blockbuster company. It was a pioneer in a “network effect” business, with a clear lead, a wide competitive moat and recurring revenue. The business was generating significant cash flow and had every hallmark of a terrific economic enterprise. But then, the Board and management team squandered a great thing.

As a Board, you have made a series of horrifically bad business decisions. Just a few reminders of the past will suffice to prove the point.

First, sitting on significant cash reserves and a good, free cash flowing business, you should have instituted a regular dividend. Instead, you spent $100 million buying a business half-way across the globe, outside the Company’s industry, operating with a different currency, tax regime, language, set of accounting rules, customer base and technology. Predictably, the acquisition has destroyed significant value. Not only is the operation worth substantially less than you paid for it, you have invested tens of millions in capital equipment and management has been distracted by a series of operational, sales, accounting and tax hiccups in Italy, while investors at home have suffered through quarter after quarter of missed expectations.

Second, you permitted the management team to violate your largest customer’s trust (and contract) by dumping tens of billions of minutes of unauthorized, inter-LATA calls onto their network while simultaneously over-charging the customer (by a factor of two) for other traffic. So much for your “Code of Business Conduct and Ethics” which provides that you will engage in “ethical business relationship[s] based on mutually beneficial long-term relationships … [with your] suppliers and other third parties.” Predictably, AT&T discovered both of these serious offenses, demanded redress and left the Company with about half its prior (and now suspect) EBITDA run-rate.

Third, in prosecuting patent litigation against Peerless Networks, the Board authorized an expensive and distracting endeavor that ultimately led to the invalidation of the Company’s patent. Worse, the relationship between the two companies has been forever tainted, even though there is solid industrial logic to putting the two businesses together. We understand that the emotional scars of the litigation have stood in the way of such a transaction to this day, which has prevented shareholders from realizing value.

Fourth, as you well know, nearly every new service and attempt to diversify away from the original business has been fraught with false starts, miscalculations and bad implementation. The Company made a “$1 million mistake” in launching the so-called “all-in-one” service because your supplier arrangement with Comcast was “misunderstood” and never reduced to writing. Growth in the DID termination product was severely hampered because the Company was unable to provide necessary reports to its partners to validate the use of the product. And, after much fanfare and millions in capital investment, the hosted services offering with Cisco was pronounced yet another failure and shuttered within a year of its launch.

These misjudgments by the Board are just a few examples of the many ways in which the long-standing directors have failed shareholders. Others include failing to interview even a single outside candidate for the Chief Executive Officer’s job upon Mr. Wren’s resignation; leaving in place the prior Chief Financial Officer for far too long while he failed to properly model the business, implement appropriate controls and reporting, hedge currency risk, control costs, guide investors or understand capital allocation; accelerating the vesting of stock for the prior Chief Executive Officer to permit him the rewards of service while not having to serve; investing the Company’s cash in auction-rate securities; refusing to adopt what appear to be legitimate and legal ways to reduce the Company’s tax burden; adopting governance policies from a different decade, such as super-majority voting requirements; filing critical information with the SEC in the dark of night (e.g. on New Year’s Eve in 2009 and the Friday before President’s Day Weekend in 2011); refusing to investigate or enforce the corporate opportunity doctrine by allowing a former Board member to seemingly take a Company investment opportunity for himself; configuring the Ethernet business as a direct-to-enterprise sale, for which the Company had no experience or ready sales force; announcing a dividend recapitalization that then had to be modified and substantially curtailed before implementation, just two months later; and running a “strategic alternatives” process without the help of the most relevant, able and experienced officers and directors of the Company because of supposed “conflicts of interest” that appear to us, at best, exaggerated.

Given the track record of bad decision making and the resultant stock price performance, you should own up to your mistakes and make way for a new Board.

That is especially important now, as the Company is at a critical juncture. Indeed, in spite of your inability to execute and oversee well the strategy and operations of the business, we believe the Company has opportunities to create value for shareholders, can generate significant cash flow going forward and regain its footing for future growth. None of these things is likely to happen however if the same kind of decision making that has plagued the Company since its IPO pervades its future.

An independent, thoughtful Board would immediately reverse the Company’s ill-conceived foray into the IP backbone business by selling Tinet to a facilities-based carrier capable of generating margin from the existing traffic. With revenue of approximately $60 million in 2012, we estimate that such a sale could garner as much as $30 million for the Company and substantially reduce (by perhaps as much as $15 million) the capital expenditures required to continue to operate Tinet at breakeven in 2013 and beyond.

The tandem business and its related services has and will continue to experience some volatility as AT&T Mobile and carriers desiring to land traffic onto the AT&T Mobile network contemplate the Company’s past conduct and new rates. Our modeling and industry contacts suggest that the Company can still achieve $30 million in EBITDA in 2013 (and more in 2014) if it undertakes appropriate cost cutting, network grooming, customer retention efforts and, importantly, fair business practices. We like our chances on these points much better with a new Board.

Such a new Board would be greeted, we believe, with a new stock valuation as well. With an estimated $20 million in cash at year-end and a sale of the Tinet business for $30 million, the current stock price implies an enterprise value for the tandem business of just $35 million. With $30 million in estimated 2013 EBITDA and capex requirements of just $10-15 million, this implied multiple of EBITDA and cash flow are exceedingly low.

We believe a new Board would give shareholders the confidence to buy the stock at a much higher multiple – one that accounts for the real possibility that such a change in leadership would dramatically increase the likelihood of the business stabilizing and even growing. With just a 3.5x forward EBITDA multiple (and a sale of the Tinet business for $30 million), the stock should rally to more than 80% higher than its current price. Once the tandem business is stabilized, an objective Board would then likely consider a sale of the Company at a premium, given the challenges of operating a public company at this small scale.

None of this – the sale of Tinet, the stabilizing of the domestic business or the ultimate sale of the Company – is being priced into the stock today for the simple reason that shareholders have lost confidence in the willingness and ability of the long-serving board members to effectively oversee the Company. Please do us all a favor and replace yourselves with professionals in whom the shareholders can have confidence.

If you choose not to do so, we will nominate new directors to serve in your stead at this year’s annual shareholders’ meeting. We know of no shareholders who are enthused about your leadership and tenure and can imagine none who would prefer, if given a choice, more of the same.

Best regards.

Gregory P. Taxin

Managing Director

cc: Board of Directors, Neutral Tandem, Inc.